                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  (AMENDMENT 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              NUWEB SOLUTIONS, INC.
                  (formerly known as THE CONTINUUM GROUP, INC.)
                                (Name of Issuer)

                          COMMON STOCK, $.015 PAR VALUE
                         (Title of Class of Securities)

                                   670698 10 2
                                 (CUSIP Number)


Bernard M. Marcus                                  Michael Wainstein, Esq.          Robert L. Frome, Esq.
Managing Member                                    505 Park Avenue                  505 Park Avenue
Performance Capital Investments, LLC               New York, NY 10022               New York, NY 10022
6044 Rossmoor Lakes Court                          (212) 755-1222                   (212) 753-7200
Boynton Beach, FL 33437
(561) 733-2823

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a Copy to:
                           Louis R. Montello, Esquire
                             Montello & Kenney, P.A.
                         777 Brickell Avenue, Suite 1070
                              Miami, Florida 33131
                                 (305) 373-0300

                                NOVEMBER 29, 2000
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                               PAGE 1 OF 16 PAGES

                       INDEX TO EXHIBITS APPEARS AT PAGE 6

CUSIP No. 670698 10 2

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON.

          Performance Capital Investments, LLC
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS

          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    5,009,590
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   5,009,590
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,009,590
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.2%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON

          OO
          ---------------------------------------------------------------------

CUSIP No. 670698 10 2

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON.

          Michael Wainstein
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS

          PF, OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    1,144,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   1,144,000
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,144,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.6%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON

          IN
          ---------------------------------------------------------------------

CUSIP No. 650798 10 2

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Robert L. Frome
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          PF, OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    1,090,250*
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   1,090,250*
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,090,250*
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.4%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------

         * Includes 70,000 shares owned by The Jennifer Frome Trust, for which Mr. Frome is the Trustee, and does not include 137,500 shares owned by Mr. Frome's wife, LouAnn Frome. Mr. Frome disclaims beneficial ownership of the Common Stock owned by the Trust and his wife.

         This amendment to Schedule 13D (the "Amendment") is filed as the first amendment to the Statement on Schedule 13D, dated November 17, 2000 (the "Schedule 13D"), filed on behalf of Performance Capital Investments, LLC, a Delaware limited liability company ("PCI"), Michael Wainstein and Robert L. Frome (individually, the "Reporting Person" and collectively, the "Reporting Persons"). PCI and Messrs. Wainstein and Frome may be deemed to be acting together in connection with the acquisition and holding of the Common Stock, par value $.015 per share (the "Common Stock"), of NuWeb Solutions, Inc., a Delaware corporation formerly known as The Continuum Group, Inc. (the "Issuer"). Nothing contained in the Schedule 13D, however, shall be construed as an admission that any of the Reporting Persons is the beneficial owner of the other Reporting Persons' Common Stock and each Reporting Person expressly disclaims the beneficial ownership of the Common Stock beneficially owned by the other Reporting Persons. This Amendment reflects material changes in the Schedule 13D, such material changes being more fully reflected in Item 4 and 5 below.

ITEM 4. PURPOSE OF TRANSACTION.

         On November 29, 2000, each of the Reporting Persons delivered a written consent voting its or his shares of Common Stock in favor of: (1) eliminating
ARTICLE II, Section 3, of the Issuer's Bylaws thereby permitting the Issuer's stockholders, as well as the Board of Directors, to fill vacancies on the Issuer's Board of Directors; (2) removing the existing members of the Issuer's Board of Directors; (3) fixing the number of persons constituting the Issuer's Board of Directors at three persons; and (4) electing Bernard M. Marcus, Michael
A. Ciccoricco and Anthony T. Ottaviano (collectively, the "Nominees") as directors of the Issuer to serve until their respective successors are duly elected and qualified (collectively, the "Proposals").

         Under Section 213 of the Delaware General Corporation Law, the board of directors of a corporation may fix a record date to determine the stockholders entitled to consent to corporate action in writing without a meeting. The record date may not precede the date upon which the resolution fixing the record date is adopted by the board of directors and may not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the board of directors. If the board of directors has not fixed a record date, the record date shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. The Issuer's Board of Directors did not establish a record date for the Proposals. As a result, the record date is November 29, 2000 (the "Record Date"), the date on which the Reporting Persons delivered the signed written consents for the Proposals to the Issuer's principal place of business.

         Only stockholders of record at the close of business on the Record Date may execute consents. According to information provided by the transfer agent for the Common Stock, as of December 8, 2000, there were 24,723,614 shares of Common Stock issued and outstanding. The Reporting Persons are not aware of any change in the number of outstanding shares of Common Stock (i) from the Record Date to December 8, 2000; and (ii) since December 8, 2000. Each share of Common Stock entitles the record holder thereof to cast one vote. The Issuer's Certificate of Incorporation and Bylaws do not provide for cumulative voting. Assuming that the number of shares of Common Stock outstanding on the Record Date is 24,772,614, the number of consents necessary to approve and adopt the Proposals is 12,361,308. As indicated above, each of the

Reporting Persons have executed consents for the shares of Common Stock owned by it or him, as the case may be, representing an aggregate of 6,153,590 shares of Common Stock, in favor of all of the Proposals. Accordingly, based on the information known to the Reporting Persons, written consents by stockholders representing an additional 6,207,718 shares of Common Stock, or 25.1 percent of the shares of Common Stock not owned by the Reporting Persons will be required to adopt and approve each of the Proposals.

         The Reporting Persons reserve the right to review his or its investment in the Common Stock on a regular basis and, depending upon changes in his or its analysis of the Issuer, general economic and market conditions, investment opportunities and other factors, including applicable legal constraints, the Reporting Persons may at any time determine to increase or decrease the amount of his or its investment in Common Stock. The Reporting Persons also reserve the right to acquire additional Common Stock or to dispose of some or all of the Common Stock beneficially owned by him or it either in the open market, in privately negotiated transactions or otherwise, or to take such other action or actions with respect to the Common Stock as he or it deems advisable. The determination of the Reporting Persons to seek to acquire additional shares of Common Stock will depend on various factors including, but not limited to, the availability of additional Common Stock for purchase at what he or it considers to be reasonable prices, the terms and conditions available for such purchases and other investment opportunities.

         Except as described above and in the Schedule 13D, the Reporting Persons have no plans or proposals that would result in any actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. MATERIALS TO BE FILED AS EXHIBITS.

                                                                   Sequential
                                                                   Page Number
                                                                   -----------
Exhibit A    Letter, dated November 29, 2000, from Performance          8
             Capital Investments LLC, to NuWeb Solutions, Inc.

Exhibit B    Stockholder Consents of each of the Reporting Persons     10

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 11, 2000

                                          PERFORMANCE CAPITAL INVESTMENTS, LLC



                                          By: /s/ Bernard M. Marcus
                                              ----------------------------------
                                                  Bernard M. Marcus,
                                                  Managing Member




                                              /s/ Michael Wainstein
                                              ----------------------------------
                                                  Michael Wainstein



                                              /s/ Robert L. Frome
                                              ----------------------------------
                                                  Robert L. Frome

                                    EXHIBIT A

                       PERFORMANCE CAPITAL INVESTMENTS LLC
                            6044 Rossmoor Lakes Court
                          Boynton Beach, Florida 33437

                                November 29, 2000

HAND DELIVERED

Mr. Andrew Chandler
Chief Executive Officer
NuWeb Solutions, Inc.
1985 N.W. 18th Street
Pompano Beach, Florida 33069

         Re:      STOCKHOLDER CONSENTS FOR NUWEB SOLUTIONS, INC. (THE "COMPANY")

Dear Mr. Chandler:

         Pursuant to ss.213 of the General Corporation Law of the State of Delaware, enclosed are the written stockholdeR consents of Performance Capital Investments LLC, Michael Wainstein and Robert L. Frome, stockholders of the Company. I also want to take this opportunity to clarify that I have not resigned as director of the Company. When you requested my resignation, I told you that I would think about it and get back to you. I never tendered my resignation and have elected not to do so. Accordingly, I still consider myself to be a director of the Company.

                                            Sincerely,
                                            /s/ BERNARD MARCUS
                                            Managing Member

Enclosures

cc:      Michael Wainstein, Esquire
         Robert L. Frome, Esquire

                                    EXHIBIT B

                                  Consent Card

   This Consent is being solicited by Performance Capital Investments L.L.C.,
                      Michael Wainstein and Robert L. Frome

               Consent of Stockholders to Action Without a Meeting

         The undersigned, a stockholder of record of NUWEB Solutions, Inc., a Delaware corporation (the "Company"), hereby consents pursuant to Section 228 of the Delaware General Corporation Law, with respect to the number of shares of Common Stock, par value $0.015 per share, of NUWEB held by the undersigned, to each of the following actions, which will occur in the order set forth in this Consent Card, without prior notice and without a vote, as more fully described in the Consent Statement, receipt of which is hereby acknowledged.

1. Proposal to Amend Bylaws: Eliminate ARTICLE II, Section 3, of the Bylaws thereby permitting the stockholders, as well as the Board of Directors of NUWEB, to fill vacancies on the Board. Such Proposal reads as follows:

                  "RESOLVED, that Article II, Section 3, of the Company's Bylaws be and hereby is deleted in its entirety."

                 Consent              Consent Withheld               Abstain

                   [X]                       [ ]                       [ ]

         If no box is marked with respect to the Proposal to Amend the Bylaws, this Consent will be voted in favor of the amendment of the Bylaws as set forth above.

2. Proposal to Remove Directors: Remove all the current members of the Board of Directors of NUWEB. Such Proposal reads as follows:

                  "RESOLVED, that each and every member of the Company's Board of Directors is hereby removed from office effective immediately and without cause."

                 Consent              Consent Withheld               Abstain

                   [X]                       [ ]                       [ ]

         If no box is marked with respect to the Proposal to Remove Directors, this Consent will be voted in favor of the removal of the directors of NUWEB as set forth above.

3. Proposal to Fix the Board of Directors at Three Members. Fix the number of directors of NUWEB at three. Such Proposal reads as follows:

                  "RESOLVED, that the number of directors constituting the Company's Board of Directors shall be three."

                 Consent              Consent Withheld               Abstain

                   [X]                       [ ]                       [ ]

         If no box is marked with respect to the Proposal to Fix the Board of Directors at Three Members, this Consent will be voted in favor of fixing the number of directors at three as set forth above.

4. Proposal to Elect Directors: Elect the Nominees to fill the newly vacant seats on the Board of Directors of NUWEB. Such Proposal reads as follows:

                  "RESOLVED, that the following persons are hereby elected as directors of the Company to serve until their successors are duly elected and qualified:

                                Bernard M. Marcus
                              Michael A. Ciccoricco
                              Anthony T. Ottaviano"


                 Consent              Consent Withheld               Abstain

                   [X]                       [ ]                       [ ]

         To withhold consent to a proposed Nominee, specify the Nominee in the following space:


         If no box is marked above with respect to the Proposal to Elect Directors, this Consent will be voted in favor of the election of all three Nominees.

         If you have any questions or need assistance, please contact either Bernard M. Marcus at (561) 733-2823 or Michael Wainstein at (212) 755-1222.

                               PLEASE ACT PROMPTLY

IMPORTANT:  THIS CONSENT MUST BE SIGNED AND DATED TO BE VALID

         Dated:                     November 22, 2000

         Signature:                 /s/ Michael Wainstein
                                    --------------------------------------------
         Signature
           (if held jointly):
                                    --------------------------------------------

         Title or authority
           (if applicable):
                                    --------------------------------------------

                                  Consent Card

   This Consent is being solicited by Performance Capital Investments L.L.C.,

                      Michael Wainstein and Robert L. Frome

               Consent of Stockholders to Action Without a Meeting

         The undersigned, a stockholder of record of NUWEB Solutions, Inc., a Delaware corporation (the "Company"), hereby consents pursuant to Section 228 of the Delaware General Corporation Law, with respect to the number of shares of Common Stock, par value $0.015 per share, of NUWEB held by the undersigned, to each of the following actions, which will occur in the order set forth in this Consent Card, without prior notice and without a vote, as more fully described in the Consent Statement, receipt of which is hereby acknowledged.

1. Proposal to Amend Bylaws: Eliminate ARTICLE II, Section 3, of the Bylaws thereby permitting the stockholders, as well as the Board of Directors of NUWEB, to fill vacancies on the Board. Such Proposal reads as follows:

                  "RESOLVED, that Article II, Section 3, of the Company's Bylaws be and hereby is deleted in its entirety."

                 Consent              Consent Withheld               Abstain

                   [X]                       [ ]                       [ ]

         If no box is marked with respect to the Proposal to Amend the Bylaws, this Consent will be voted in favor of the amendment of the Bylaws as set forth above.

2. Proposal to Remove Directors: Remove all the current members of the Board of Directors of NUWEB. Such Proposal reads as follows:

                  "RESOLVED, that each and every member of the Company's Board of Directors is hereby removed from office effective immediately and without cause."

                 Consent              Consent Withheld               Abstain

                   [X]                       [ ]                       [ ]

         If no box is marked with respect to the Proposal to Remove Directors, this Consent will be voted in favor of the removal of the directors of NUWEB as set forth above.

3. Proposal to Fix the Board of Directors at Three Members. Fix the number of directors of NUWEB at three. Such Proposal reads as follows:

                  "RESOLVED, that the number of directors constituting the Company's Board of Directors shall be three."

                 Consent              Consent Withheld               Abstain

                   [X]                       [ ]                       [ ]

         If no box is marked with respect to the Proposal to Fix the Board of Directors at Three Members, this Consent will be voted in favor of fixing the number of directors at three as set forth above.

4. Proposal to Elect Directors: Elect the Nominees to fill the newly vacant seats on the Board of Directors of NUWEB. Such Proposal reads as follows:

                  "RESOLVED, that the following persons are hereby elected as directors of the Company to serve until their successors are duly elected and qualified:

                                Bernard M. Marcus
                              Michael A. Ciccoricco
                              Anthony T. Ottaviano"

                 Consent              Consent Withheld               Abstain

                   [X]                       [ ]                       [ ]

         To withhold consent to a proposed Nominee, specify the Nominee in the following space:


         If no box is marked above with respect to the Proposal to Elect Directors, this Consent will be voted in favor of the election of all three Nominees.

         If you have any questions or need assistance, please contact either Bernard M. Marcus at (561) 733-2823 or Michael Wainstein at (212) 755-1222.

                               PLEASE ACT PROMPTLY

IMPORTANT:  THIS CONSENT MUST BE SIGNED AND DATED TO BE VALID

         Dated:                     November 22, 2000
                                    --------------------------------------------

         Signature:                 /s/ Robert L. Frome
                                    --------------------------------------------

         Signature
           (if held jointly):
                                    --------------------------------------------

         Title or authority
           (if applicable):
                                    --------------------------------------------

                                  Consent Card

   This Consent is being solicited by Performance Capital Investments L.L.C.,

                      Michael Wainstein and Robert L. Frome

               Consent of Stockholders to Action Without a Meeting

         The undersigned, a stockholder of record of NUWEB Solutions, Inc., a Delaware corporation (the "Company"), hereby consents pursuant to Section 228 of the Delaware General Corporation Law, with respect to the number of shares of Common Stock, par value $0.015 per share, of NUWEB held by the undersigned, to each of the following actions, which will occur in the order set forth in this Consent Card, without prior notice and without a vote, as more fully described in the Consent Statement, receipt of which is hereby acknowledged.

1. Proposal to Amend Bylaws: Eliminate ARTICLE II, Section 3, of the Bylaws thereby permitting the stockholders, as well as the Board of Directors of NUWEB, to fill vacancies on the Board. Such Proposal reads as follows:

                  "RESOLVED, that Article II, Section 3, of the Company's Bylaws be and hereby is deleted in its entirety."

                 Consent              Consent Withheld               Abstain

                   [X]                       [ ]                       [ ]

         If no box is marked with respect to the Proposal to Amend the Bylaws, this Consent will be voted in favor of the amendment of the Bylaws as set forth above.

2. Proposal to Remove Directors: Remove all the current members of the Board of Directors of NUWEB. Such Proposal reads as follows:

                  "RESOLVED, that each and every member of the Company's Board of Directors is hereby removed from office effective immediately and without cause."

                 Consent              Consent Withheld               Abstain

                   [X]                       [ ]                       [ ]

         If no box is marked with respect to the Proposal to Remove Directors, this Consent will be voted in favor of the removal of the directors of NUWEB as set forth above.

3. Proposal to Fix the Board of Directors at Three Members. Fix the number of directors of NUWEB at three. Such Proposal reads as follows:

                  "RESOLVED, that the number of directors constituting the Company's Board of Directors shall be three."

                 Consent              Consent Withheld               Abstain

                   [X]                       [ ]                       [ ]

         If no box is marked with respect to the Proposal to Fix the Board of Directors at Three Members, this Consent will be voted in favor of fixing the number of directors at three as set forth above.

4. Proposal to Elect Directors: Elect the Nominees to fill the newly vacant seats on the Board of Directors of NUWEB. Such Proposal reads as follows:

                  "RESOLVED, that the following persons are hereby elected as directors of the Company to serve until their successors are duly elected and qualified:

                                Bernard M. Marcus
                              Michael A. Ciccoricco
                              Anthony T. Ottaviano"

                 Consent              Consent Withheld               Abstain

                   [X]                       [ ]                       [ ]

         To withhold consent to a proposed Nominee, specify the Nominee in the following space:


         If no box is marked above with respect to the Proposal to Elect Directors, this Consent will be voted in favor of the election of all three Nominees.

         If you have any questions or need assistance, please contact either Bernard M. Marcus at (561) 733-2823 or Michael Wainstein at (212) 755-1222.

                               PLEASE ACT PROMPTLY

IMPORTANT:  THIS CONSENT MUST BE SIGNED AND DATED TO BE VALID

         Dated:                     November 22, 2000
                                    --------------------------------------------

         Signature:                 /s/ BERNARD M. MARCUS AS MANAGER FOR
                                        PERFORMANCE CAPITAL INVESTMENTS, LLC
                                    --------------------------------------------
         Signature
           (if held jointly):
                                    --------------------------------------------
         Title or authority
           (if applicable):         /s/ Managing Member
                                    --------------------------------------------

         Consents can only be given by the stockholder of record on the Record Date. Please sign exactly as name appears on your stock certificate(s) on the Record Date or on the label affixed hereto. If shares are registered in more than one name, the signature of all such persons should be provided. A corporation should sign in its full corporate name by a duly authorized officer, stating his or her title. Trustees, guardians, executors and administrators should sign in their official capacity, giving their full title as such. If a partnership, please sign in the partnership name by authorized persons. The consent card votes all shares in all capacities.

                     PLEASE MARK, SIGN AND DATE THIS CONSENT
               BEFORE MAILING THE CONSENT IN THE ENCLOSED ENVELOPE